Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

FOURTH QUARTER AND FULL YEAR 2018 RESULTS

•                  2018 full year net loss of $21 million includes $120 million of non-cash impairment charges; 2018 Adjusted EBITDA of $1,737 million within expected range when normalized for FX

•                  Fourth quarter net loss of $102 million reflects non-cash impairment charges; Adjusted EBITDA of $416 million on strong global Lottery performance and North America gaming machine unit shipments

•                  Net debt of $7,761 million; final installment of Scratch & Win license fee paid in fourth quarter

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — March 7, 2019 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the fourth quarter and full year ended December 31, 2018. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the fourth quarter and full year results; access details are provided below.

“Our 2018 results are in line with the improved outlook we provided in October. The year was characterized by strong global Lottery performance, resilience in Italy, and progress in North America Gaming,” said Marco Sala, CEO of IGT. “We’ve established solid foundations to build on — securing large, long-term Lottery contracts in key markets and executing a full refresh of our gaming machine cabinet and content portfolio. These efforts will translate into improved free cash flow beginning in 2019.”

“We achieved 4% Adjusted EBITDA growth on stable revenue at constant currency and scope in 2018,” said Alberto Fornaro, CFO of IGT. “We managed our net debt effectively, while making large upfront payments for a key Lottery license in Italy, investing in long-term North America Lottery contracts, and returning capital to shareholders through dividends. Our outlook for 2019 Adjusted EBITDA of $1.70-$1.76 billion assumes underlying growth for our core Lottery and Gaming businesses.”

Overview of Consolidated Fourth Quarter and Full Year 2018 Results

	Quarter Ended December 31,		Y/Y Change	Constant Currency Change
(In $ millions, unless otherwise noted)	2018(1)	2017	(%)	(%)
Revenue	1,266	1,346	-6%	-4%
Operating income	41	194	-79%	-76%
Net income/(loss) per diluted share	$(0.50)	$0.39	NM
Net debt	7,761	7,319	6%
Adjusted EBITDA	416	452	-8%	-6%
Adjusted operating income	218	268	-19%	-17%
Adjusted net income per diluted share	$0.24	$0.02	NM

	Year Ended December 31,		Y/Y Change	Constant Currency Change
(In $ millions, unless otherwise noted)	2018(1)	2017	(%)	(%)
Revenue	4,831	4,939	-2%	-3%
Operating income	647	(51)	NM
Net income per diluted share	$(0.10)	$(5.26)	NM
Net debt	7,761	7,319	6%
Adjusted EBITDA	1,737	1,676	4%	2%
Adjusted operating income	990	1,028	-4%	-6%
Adjusted net income per diluted share	$0.98	$0.86	14%

Note: Adjusted EBITDA, Adjusted operating income, and Adjusted net income per diluted share are non-GAAP financial measures. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

(1) On January 1, 2018, IGT adopted ASU 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASC 606”). This negatively impacted Revenue in the fourth quarter by $14 million and positively impacted Adjusted EBITDA by $8 million. For the full year, Revenue was negatively impacted by $65 million and Adjusted EBITDA was positively impacted by $15 million. Comparative schedules summarizing the impact on the fourth quarter and full year ended December 31, 2018 Consolidated Statements of Operations are included later in this release.

Overview of Consolidated Fourth Quarter 2018 Results

Consolidated revenue of $1,266 million, down 4% at constant currency

•                  Stable Gaming and Lottery revenue

•                  Decline driven by Sports Betting dynamics in the prior year, including exceptionally low payout percentage in Italy and large International product sales

•                  $14 million negative impact from ASC 606

Adjusted EBITDA of $416 million, down 6% at constant currency

•                  Lower revenue

•                  Increased SG&A due to timing differences of certain expense accruals between years

Adjusted operating income was $218 million, a decline of 17% at constant currency

•                  Higher depreciation associated with recent Lottery contract wins and extensions, upgrading of Gaming installed base

Interest expense was $108 million compared to $114 million in the prior-year quarter

Provision for income taxes was $30 million compared to a benefit of $83 million in the prior-year period

•                  One-time, non-cash benefit of $104 million related to U.S. tax reform in the prior year

Net loss attributable to IGT was $102 million in the quarter; Adjusted net income attributable to IGT was $48 million

•                  Includes non-cash, non-tax-deductible impairment charge of $119 million, reducing the carrying value of the International segment

•                  Underlying International growth outlook unchanged

•                  Charge has no impact on the Company’s operations, cash flow, ability to service debt, compliance with financial covenants, or underlying liquidity

Net loss per diluted share of $0.50; Adjusted net income per diluted share of $0.24

Overview of Consolidated Full Year 2018 Results

Consolidated revenue was $4,831 million, stable at constant currency and scope

•                  Constant scope adjusts for the sale of Double Down Interactive, LLC in June 2017

•                  Underlying improvement in North America for both Gaming and Lottery

•                  Broad-based strength in Italy

•                  Lower International revenue

•                  $73 million negative impact from reclass of jackpot expense to contra-revenue item under ASC 606

Adjusted EBITDA of $1,737 million, up 4% at constant currency and scope

•                  Stable revenue

•                  Optimization of R&D

Adjusted operating income was $990 million, a decline of 3% at constant currency and scope

•                  Higher depreciation associated with recent Lottery contract wins and extensions, upgrading of Gaming installed base

Capital Expenditures of $533 million compared to $698 million in the prior year

Cash from operations was $30 million for the full year

•                  Includes $878 million (gross) upfront payments for the Italy Scratch & Win license

Cash and cash equivalents were $251 million as of December 31, 2018, compared to $1,057 million as of December 31, 2017

Net debt was $7,761 million as of December 31, 2018, compared to $7,319 million as of December 31, 2017

•                  Increase driven by Italy Scratch & Win upfront license payments

Operating Segment Review

North America Gaming & Interactive

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended December 31	Q4 ‘18	Q4 ‘17	FX	Period Ended December 31	Q4‘18	Q4‘17	Change
Gaming
Total Revenue	273	281	-1%	Installed base (end of period)
Gaming Services	147	167	-12%	Casino	23,108	22,807	1.3%
Terminal	101	118	-14%
Social (DDI)	0	0	0%	Machine units shipped
Other	46	49	-5%	New/Expansion	247	805	-69.3%
Product Sales	126	113	13%	Replacement	6,485	4,490	44.4%
Terminal	96	72	34%	Total machines shipped	6,732	5,295	27.1%
Other	30	41	-26%

Other
Total Revenue	2	0	NM
Service Revenue	2	0	NM

Total
Revenue	275	281	-1%
Operating Income	51	69	-27%

Revenue down slightly to $275 million compared to $281 million in the prior-year quarter

•                  Up $9 million, or 3%, after adjusting for $15 million jackpot expense reclass (ASC 606)

•                  Product sales revenue up 11% to $126 million

•                  27% increase in Gaming machine units shipped and higher average selling prices

•                  Decline in Other product sales primarily driven by higher intellectual property revenue in the prior year

•                  Gaming service revenue of $147 million compared to $167 million in the prior year

•                  Terminal service revenue stable after adjusting for jackpot expense reclass

•                  Installed base increased 301 units on strength of new games and cabinets

•                  Yields lower on shift in jurisdictional and machine mix

Operating income of $51 million compared to $69 million in the prior-year quarter

•                  Increased depreciation expense

•                  Contribution from high-margin intellectual property revenue in the prior year

North America Lottery

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended December 31	Q4 ‘18	Q4 ‘17	FX	Period Ended December 31	Q4‘18	Q4‘17	Change
Gaming
Total Revenue	40	42	-3%	Installed base (end of period)
Gaming Services	40	38	8%	VLT - Government Sponsored	14,939	15,294	-2.3%
Terminal	25	24	2%
Other	16	13	18%	Lottery same-store revenue growth
Product Sales	0	4	NM	Instants & draw games			5.0%
				Multistate Jackpots			143.1%
Lottery				Total lottery same-store revenue growth			21.3%
Total Revenue	268	262	2%
Lottery Services	255	232	10%
FMC	193	165	17%
LMA	29	36	-19%
Other Services	33	32	5%
Product Sales	13	30	-56%
Terminal	0	2	NM
Systems/Other	13	28	-53%

Total
Revenue	309	304	2%
Operating Income	79	66	21%

Revenue increased 2% to $309 million

•                  Lottery service revenue up 10% to $255 million

•                  Significant increase in Multistate Jackpots driven by $1.5 billion Mega Millions jackpot

•                  5.0% same-store revenue growth for instant tickets and draw-based games

•                  Lower LMA revenue (reimbursable expenses)

•                  Lottery product sales of $13 million compared to $30 million in prior year

•                  Prior year benefitted from higher lottery terminal sales and a large Canadian VLT central system sale

Operating income increased 21% to $79 million

•                  Significant profit flow-through on robust same-store revenue growth

•                  Partly offset by higher depreciation related to recent contract wins and extensions

International

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended December 31	Q4 ‘18	Q4 ‘17	FX	Period Ended December 31	Q4‘18	Q4‘17	Change
Gaming
Total Revenue	127	149	-11%	Installed base (end of period)
Gaming Services	34	55	-33%	Casino	10,636	12,818	-17.0%
Terminal	13	13	16%	VLT - Government Sponsored	4,269	2,725	56.7%
Other	21	42	-48%	Total installed base	14,905	15,543	-4.1%
Product Sales	94	94	2%
Terminal	64	73	-11%	Machine units shipped
Other	30	21	47%	New/Expansion	528	544	-2.9%
				Replacement	4,730	5,021	-5.8%
Lottery				Total machines shipped	5,258	5,565	-5.5%
Total Revenue	76	99	-20%
Lottery Services	72	80	-8%	Lottery same-store revenue growth
FMC	56	55	7%	Instants & draw games			4.1%
Other Services	16	25	-38%	Multistate Jackpots			8.6%
Product Sales	4	19	-75%	Total lottery same-store revenue growth			4.4%
Systems/Other	4	19	-75%

Other
Total Revenue	18	32	-41%
Service Revenue	17	20	-4%
Product Sales	0	12	NM

Total
Revenue	221	280	-18%
Operating Income	28	72	-57%

Revenue of $221 million compared to $280 million in the prior-year period

•                  Comparisons reflect significant contract-specific milestones achieved in prior year

•                  Lottery service revenue of $72 million compared to $80 million in the prior year

•                  Same-store revenue growth of 4.4% driven by instant tickets, draw-based games, and jackpot games

•                  Prior-year benefit from contract milestone-driven revenue

•                  Lottery product sales reflect higher software sales in the prior year

•                  Gaming service revenue of $34 million compared to $55 million in the prior year

•                  Prior-year benefit from contract milestone-driven revenue

•                  Installed base decline includes 1,484-unit conversion sale, partly offset by an increase in Greece VLTs

•                  Jackpot expense reclass of $2 million

•                  Gaming product sales revenue stable at $94 million

•                  Terminal revenue impacted by lower unit shipments to Latin America and Europe

•                  Other product sales increased on higher software sales

Operating income of $28 million compared to $72 million in the prior-year period

•                  Lower revenue with less favorable mix

•                  Increased SG&A due to timing differences of certain expense accruals between years

Italy

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended December 31	Q4 ‘18	Q4 ‘17	FX	Period Ended December 31	Q4‘18	Q4‘17	Change
				(In €millions, except machines)
Gaming
Total Revenue	192	193	4%	Lottery
Gaming Services	191	192	4%	Lotto wagers	2,089	1,951	7.1%
Terminal	174	176	3%	10eLotto	1,495	1,386	7.8%
Other	18	16	12%	Core	468	508	-7.9%
Product Sales	0	0	0%	Late Numbers	78	57	37.0%
				MillionDAY	49	—	NM
Lottery
Total Revenue	202	198	6%	Scratch & Win Wagers	2,383	2,344	1.7%
Lottery Services	202	198	6%
FMC	248	246	5%	Italy lottery revenue growth			6.0%
Other Services	(46)	(48)	0%
Product Sales	0	0	0%	Gaming
				Installed base (end of period)
Other				VLT - Operator (B2C)	10,991	10,985	0.1%
Total Revenue	68	90	-22%	VLT - Supplier (B2B)	8,058	8,592	-6.2%
Service Revenue	68	90	-22%	AWP	42,928	56,590	-24.1%
Product Sales	0	0	0%	Total Installed Base	61,977	76,167	-18.6%

Total				Wagers
Revenue	462	481	0%	VLT - Operator (B2C)	1,564	1,428	9.5%
Operating Income	118	115	7%	AWP	997	1,032	-3.4%
				Interactive Wagers (Gaming)	492	461	6.8%

				Other
				Sports Betting Wagers (1)	273	271	0.6%
				Sports Betting Payout (%) (1)	84.2%	76.2%	8.0pp

				(1) Includes Virtual Wagers and Pools & Horses

Revenue of $462 million compared to $481 million in the prior year, stable at constant currency

•                  Lottery service revenue up 6% at constant currency

•                  Lotto wagers rose 7.1% on continued strength in 10eLotto and contribution from MillionDAY

•                  Scratch & Win wagers rose 1.7% on relaunch of Multiplier tickets

•                  Gaming service revenue up 4% at constant currency

•                  Strong improvement in machine productivity

•                  Increase in wagers helped mitigate state-mandated reductions in AWP units, incremental taxes, and certain regional restrictions

•                  Sports Betting wagers stable, payout of 84.2% reflects a more normalized level

Operating income increased 7% at constant currency to $118 million

•                  Broad-based wager growth with strong profit flow-through, especially for Lotteries

•                  Partly offset by higher Sports Betting payout and increased taxes on gaming machines

Other Developments

The Company’s Board of Directors declared a quarterly cash dividend of $0.20 per ordinary share

•                  Record date of March 21, 2019

•                  Payment date of April 4, 2019

Outlook

•                  2019 Adjusted EBITDA $1.70 - $1.76 billion

•                  Capital expenditures of $450 - $550 million

•                  Assumes a EUR/USD exchange rate of 1.15

Conference Call and Webcast

March 7, 2019, at 8:00 a.m. EST

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers

•                  US/Canada toll-free dial-in number is +1 844 842 7999

•                  Outside the US/Canada toll-free number is +1 612 979 9887

•                  Conference ID/confirmation code is 7055579

•                  A telephone replay of the call will be available for one week

•                  US/Canada replay number is +1 855 859 2056

•                  Outside the US/Canada replay number is +1 404 537 3406

•                  ID/Confirmation code is 7055579

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement.

Contact:

Angela Geryak Wiczek, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Giuliano Frosini, +39 06 51899584; for Italian media inquiries

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the three months ended
	December 31,
	2018	2017

Service revenue	1,029,031	1,073,079
Product sales	237,101	272,591
Total revenue	1,266,132	1,345,670

Cost of services	638,105	686,802
Cost of product sales	157,965	176,375
Selling, general and administrative	238,654	208,522
Research and development	64,782	70,946
Restructuring expense	6,857	9,170
Impairment loss	118,877	—
Transaction expense (income), net	1	(58)
Total operating expenses	1,225,241	1,151,757

Operating income	40,891	193,913

Interest income	4,632	2,444
Interest expense	(108,298)	(114,405)
Foreign exchange gain (loss), net	32,096	(59,228)
Other expense, net	(9,040)	(146)
Total non-operating expenses	(80,610)	(171,335)

(Loss) income before provision for (benefit from) income taxes	(39,719)	22,578

Provision for (benefit from) income taxes	30,337	(83,346)

Net (loss) income	(70,056)	105,924

Less: Net income attributable to non-controlling interests	31,943	26,195

Net (loss) income attributable to IGT PLC	(101,999)	79,729

Net (loss) income attributable to IGT PLC per common share - basic	(0.50)	0.39
Net (loss) income attributable to IGT PLC per common share - diluted	(0.50)	0.39

Weighted-average shares - basic	204,307	203,513
Weighted-average shares - diluted	204,307	204,104

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the year ended
	December 31,
	2018	2017

Service revenue	4,046,314	4,136,556
Product sales	784,942	802,403
Total revenue	4,831,256	4,938,959

Cost of services	2,450,658	2,553,083
Cost of product sales	491,030	579,431
Selling, general and administrative	844,059	816,093
Research and development	263,279	313,088
Restructuring expense	14,781	39,876
Impairment loss	120,407	715,220
Transaction expense (income), net	51	(26,740)
Total operating expenses	4,184,265	4,990,051

Operating income (loss)	646,991	(51,092)

Interest income	14,231	10,436
Interest expense	(431,618)	(458,899)
Foreign exchange gain (loss), net	129,051	(443,977)
Other expense, net	(54,607)	(33,393)
Total non-operating expenses	(342,943)	(925,833)

Income (loss) before provision for (benefit from) income taxes	304,048	(976,925)

Provision for (benefit from) income taxes	189,401	(29,414)

Net income (loss)	114,647	(947,511)

Less: Net income attributable to non-controlling interests	135,997	121,065

Net loss attributable to IGT PLC	(21,350)	(1,068,576)

Net loss attributable to IGT PLC per common share - basic	(0.10)	(5.26)
Net loss attributable to IGT PLC per common share - diluted	(0.10)	(5.26)

Weighted-average shares - basic	204,083	203,130
Weighted-average shares - diluted	204,083	203,130

International Game Technology PLC

Consolidated Balance Sheets

($ thousands)

Unaudited

	December 31,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	250,669	1,057,418
Restricted cash and cash equivalents	261,108	248,012
Trade and other receivables, net	949,085	937,854
Inventories	282,698	319,545
Other current assets	504,061	407,520
Income taxes receivable	39,075	94,168
Total current assets	2,286,696	3,064,517
Systems, equipment and other assets related to contracts, net	1,404,426	1,434,194
Property, plant and equipment, net	185,349	193,723
Goodwill	5,580,227	5,723,815
Intangible assets, net	2,044,723	2,273,460
Other non-current assets	2,108,964	2,427,953
Deferred income taxes	38,117	41,546
Total non-current assets	11,361,806	12,094,691
Total assets	13,648,502	15,159,208

Liabilities, redeemable non-controlling interests, and shareholders’ equity
Current liabilities:
Accounts payable	1,142,371	1,240,753
Other current liabilities	816,722	1,780,875
Current portion of long-term debt	—	599,114
Short-term borrowings	34,822	—
Income taxes payable	8,209	55,935
Total current liabilities	2,002,124	3,676,677
Long-term debt, less current portion	7,977,267	7,777,445
Deferred income taxes	446,083	491,460
Income taxes payable	25,654	55,665
Other non-current liabilities	445,445	446,113
Total non-current liabilities	8,894,449	8,770,683
Total liabilities	10,896,573	12,447,360
Commitments and contingencies
Redeemable non-controlling interests and shareholders’ equity	2,751,929	2,711,848
Total liabilities, redeemable non-controlling interests, and shareholders’ equity	13,648,502	15,159,208

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the year ended
	December 31,
	2018	2017
Cash flows from operating activities
Net income (loss)	114,647	(947,511)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	432,899	401,085
Amortization	272,561	401,355
Service revenue amortization	217,341	209,774
Impairment loss	120,407	715,220
Loss on extinguishment of debt	54,423	25,733
Stock-based compensation expense	33,086	4,704
Debt issuance cost amortization	22,042	23,217
Deferred income tax provision	(34,494)	(296,265)
Foreign exchange (gain) loss, net	(129,051)	443,977
Gain on sale of Double Down Interactive LLC	—	(51,348)
Other non-cash costs, net	29,550	25,768
Changes in operating assets and liabilities:
Trade and other receivables	(54,356)	45,465
Inventories	12,556	51,406
Upfront Italian license fees	(878,055)	(244,698)
Accounts payable	(51,990)	(3,031)
Other assets and liabilities	(131,940)	(141,463)
Net cash provided by operating activities	29,626	663,388

Cash flows from investing activities
Capital expenditures	(533,052)	(698,010)
Proceeds from sale of assets	19,243	167,452
Proceeds from sale of Double Down Interactive LLC, net of cash divested	—	823,788
Other	2,272	2,336
Net cash (used in) provided by investing activities	(511,537)	295,566

Cash flows from financing activities
Principal payments on long-term debt	(1,899,888)	(1,754,259)
Dividends paid	(163,236)	(162,528)
Dividends paid - non-controlling interests	(126,926)	(57,908)
Return of capital - non-controlling interests	(85,121)	(84,391)
Payments in connection with the extinguishment of debt	(49,976)	(38,832)
Debt issuance costs paid	(17,033)	(16,378)
Net receipts from (payments of) financial liabilities	7,123	(150)
Net proceeds from short-term borrowings	34,822	—
Capital increase - non-controlling interests	321,584	148,468
Proceeds from long-term debt	1,687,761	1,762,270
Other	(20,655)	(43,264)
Net cash used in financing activities	(311,545)	(246,972)

Net (decrease) increase in cash and cash equivalents, and restricted cash	(793,456)	711,982
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(197)	52,132
Cash and cash equivalents, and restricted cash at the beginning of the period	1,305,430	541,316
Cash and cash equivalents, and restricted cash at the end of the period	511,777	1,305,430

Supplemental Cash Flow Information:
Interest paid	(445,698)	(417,110)
Income taxes paid	(239,831)	(296,386)

International Game Technology PLC

Net Debt

($ thousands)

Unaudited

	December 31,	December 31,
	2018	2017

7.500% Senior Secured Notes due July 2019	—	148,231
4.125% Senior Secured Notes due February 2020	499,167	833,655
5.625% Senior Secured Notes due February 2020	—	595,767
4.750% Senior Secured Notes due March 2020	438,252	585,171
5.500% Senior Secured Notes due June 2020	27,519	125,709
6.250% Senior Secured Notes due February 2022	1,469,609	1,470,075
4.750% Senior Secured Notes due February 2023	964,730	1,008,601
5.350% Senior Secured Notes due October 2023	60,983	61,082
3.500% Senior Secured Notes due July 2024	567,179	—
6.500% Senior Secured Notes due February 2025	1,088,385	1,086,913
6.250% Senior Secured Notes due January 2027	742,667	—
Senior Secured Notes, long-term	5,858,491	5,915,204

Revolving Credit Facilities due July 2021	413,381	76,880
Term Loan Facilities due January 2023	1,705,395	1,785,361
Long-term debt, less current portion	7,977,267	7,777,445

6.625% Senior Secured Notes due February 2018	—	599,114
Current portion of long-term debt	—	599,114

Short-term borrowings	34,822	—
Total debt	8,012,089	8,376,559

Less: Cash and cash equivalents	250,669	1,057,418

Net debt	7,761,420	7,319,141

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

Unaudited

	For the three months ended
	December 31,
	2018	2017

Net (loss) income	(70,056)	105,924
Provision for (benefit from) income taxes	30,337	(83,346)
Non-operating expenses	80,610	171,335
Depreciation	120,696	111,997
Impairment loss	118,877	—
Amortization	68,305	83,366
Service revenue amortization	52,389	54,456
Stock-based compensation expense	8,142	(398)
Restructuring expense	6,857	9,170
Transaction expense (income), net	1	(58)
Non-cash purchase accounting (excluding D&A)	(201)	(223)
Adjusted EBITDA	415,957	452,223

Cash flows from operating activities	(219,686)	266,451
Capital expenditures	(158,739)	(145,841)
Free Cash Flow	(378,425)	120,610

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

Unaudited

	For the year ended
	December 31,
	2018	2017

Net income (loss)	114,647	(947,511)
Provision for (benefit from) income taxes	189,401	(29,414)
Non-operating expenses	342,943	925,833
Depreciation	432,899	401,085
Amortization	272,561	401,355
Service revenue amortization	217,341	209,774
Impairment loss	120,407	715,220
Stock-based compensation expense	33,086	4,704
Restructuring expense	14,781	39,876
Transaction expense (income), net	51	(26,740)
Non-cash purchase accounting (excluding D&A)	(867)	(736)
Bad debt recovery	—	(17,858)
Adjusted EBITDA	1,737,250	1,675,588

Cash flows from operating activities	29,626	663,388
Capital expenditures	(533,052)	(698,010)
Free Cash Flow	(503,426)	(34,622)

International Game Technology PLC

ASC 606 - Revenue Recognition Impact

Consolidated Statements of Operations

($ thousands, except per share data)

Unaudited

	Q4 2018
	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted

Revenue	1,280,449	(14,317)	1,266,132
Operating expenses	(1,247,420)	22,179	(1,225,241)
Provision for income taxes	(28,703)	(1,634)	(30,337)
Net loss attributable to IGT PLC	(108,227)	6,228	(101,999)

Net loss attributable to IGT PLC per common share - basic	(0.53)	0.03	(0.50)
Net loss attributable to IGT PLC per common share - diluted	(0.53)	0.03	(0.50)

	Q4 2018 YTD
	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted

Revenue	4,896,300	(65,044)	4,831,256
Operating expenses	(4,264,321)	80,056	(4,184,265)
Provision for income taxes	(187,897)	(1,504)	(189,401)
Net loss attributable to IGT PLC	(34,858)	13,508	(21,350)

Net loss attributable to IGT PLC per common share - basic	(0.17)	0.07	(0.10)
Net loss attributable to IGT PLC per common share - diluted	(0.17)	0.07	(0.10)

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

Unaudited

	Quarter to date	Adjustments				Quarter to date
	December 2018			Impairment/	Transaction	December 2018
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	1,266,132	(183)	—	—	—	1,265,949

Cost of services	638,105	(20,548)	—	—	—	617,557
Cost of product sales	157,965	(3,955)	—	—	—	154,010
Selling, general and administrative	238,654	(27,018)	—	—	—	211,636
Research and development	64,782	(218)	—	—	—	64,564
Restructuring expense	6,857	—	—	(6,857)	—	—
Impairment loss	118,877	—	—	(118,877)	—	—
Transaction expense, net	1	—	—	—	(1)	—
Total operating expenses	1,225,241	(51,739)	—	(125,734)	(1)	1,047,767

Operating income	40,891	51,556	—	125,734	1	218,182

Interest expense, net	(103,666)	27	—	—	—	(103,639)
Foreign exchange gain, net	32,096	—	(32,096)	—	—	—
Other expense, net	(9,040)	(127)	—	—	5,004	(4,163)
Total non-operating expenses	(80,610)	(100)	(32,096)	—	5,004	(107,802)

(Loss) income before provision for income taxes	(39,719)	51,456	(32,096)	125,734	5,005	110,380

Provision for income taxes (a)	30,337	7,082	(10,124)	1,764	1,095	30,154

Net (loss) income	(70,056)	44,374	(21,972)	123,970	3,910	80,226

Less: Net income attributable to non-controlling interests	31,943	25	—	—	—	31,968

Net (loss) income attributable to IGT PLC	(101,999)	44,349	(21,972)	123,970	3,910	48,258

Net (loss) income per common share - diluted	(0.50)					0.24
Weighted-average shares - diluted (b)	204,307					204,328

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

Unaudited

	Year to date	Adjustments				Year to date
	December 2018			Impairment/	Transaction	December 2018
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	4,831,256	(723)	—	—	—	4,830,533

Cost of services	2,450,658	(84,005)	—	—	—	2,366,653
Cost of product sales	491,030	(15,690)	—	—	—	475,340
Selling, general and administrative	844,059	(107,620)	—	—	—	736,439
Research and development	263,279	(904)	—	—	—	262,375
Restructuring expense	14,781	—	—	(14,781)	—	—
Impairment loss	120,407	—	—	(120,407)	—	—
Transaction expense, net	51	—	—	—	(51)	—
Total operating expenses	4,184,265	(208,219)	—	(135,188)	(51)	3,840,807

Operating income	646,991	207,496	—	135,188	51	989,726

Interest expense, net	(417,387)	1,563	—	—	—	(415,824)
Foreign exchange gain, net	129,051	—	(129,051)	—	—	—
Other expense, net	(54,607)	(2,311)	—	—	54,463	(2,455)
Total non-operating expenses	(342,943)	(748)	(129,051)	—	54,463	(418,279)

Income before provision for income taxes	304,048	206,748	(129,051)	135,188	54,514	571,447

Provision for income taxes (a)	189,401	44,183	(3,494)	3,593	1,097	234,780

Net income	114,647	162,565	(125,557)	131,595	53,417	336,667

Less: Net income attributable to non-controlling interests	135,997	102	—	—	—	136,099

Net (loss) income attributable to IGT PLC	(21,350)	162,463	(125,557)	131,595	53,417	200,568

Net (loss) income per common share - diluted	(0.10)					0.98
Weighted-average shares - diluted (b)	204,083					204,363

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

Unaudited

	Quarter to date					Quarter to date
	December 2017	Adjustments				December 2017
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	1,345,670	(182)	—	—	—	1,345,488

Cost of services	686,802	(27,563)	—	—	—	659,239
Cost of product sales	176,375	(10,454)	—	—	—	165,921
Selling, general and administrative	208,522	(27,183)	—	—	—	181,339
Research and development	70,946	(230)	—	—	—	70,716
Restructuring expense	9,170	—	—	(9,170)	—	—
Transaction income, net	(58)	—	—	—	58	—
Total operating expenses	1,151,757	(65,430)	—	(9,170)	58	1,077,215

Operating income	193,913	65,248	—	9,170	(58)	268,273

Interest expense, net	(111,961)	513	—	—	—	(111,448)
Foreign exchange loss, net	(59,228)	—	59,228	—	—	—
Other expense, net	(146)	1	—	—	(8)	(153)
Total non-operating expenses	(171,335)	514	59,228	—	(8)	(111,601)

Income before (benefit from) provision for income taxes	22,578	65,762	59,228	9,170	(66)	156,672

(Benefit from) provision for income taxes (a) (b) (c)	(83,346)	267,714	(60,593)	2,887	(2)	126,660

Net income	105,924	(201,952)	119,821	6,283	(64)	30,012

Less: Net income attributable to non-controlling interests	26,195	25	—	—	—	26,220

Net income attributable to IGT PLC	79,729	(201,977)	119,821	6,283	(64)	3,792

Net income per common share - diluted	0.39					0.02
Weighted-average shares - diluted	204,104					204,104

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) As Reported includes a net $103.6 million one-time, non-cash income tax benefit related to the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) composed of (i) a $64.4 million non-cash income tax expense for the restatement of deferred tax assets and a $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting, both driven by the decrease in the income tax rate from 35% to 21% and (ii) a $71.2 million non-cash income tax expense in 2017 associated with unremitted foreign earnings. Separate from the Tax Act, As Reported includes a $73.3 million one-time, non-cash tax expense for the write-off of a deferred tax asset related primarily to unrealized foreign exchange losses.

(c) As Adjusted excludes the $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting and the $73.3 million one-time, non-cash tax expense for the write-of of a deferred tax asset related primarily to unrealized foreign exchange losses.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

Unaudited

	Year to date	Adjustments				Year to date
	December 2017			Impairment/	Transaction	December 2017
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	4,938,959	(722)	—	—	—	4,938,237

Cost of services	2,553,083	(145,221)	—	—	—	2,407,862
Cost of product sales	579,431	(87,715)	—	—	—	491,716
Selling, general and administrative	816,093	(117,460)	—	—	—	698,633
Research and development	313,088	(656)	—	—	—	312,432
Restructuring expense	39,876	—	—	(39,876)	—	—
Impairment loss	715,220	—	—	(715,220)	—	—
Transaction income, net	(26,740)	—	—	—	26,740	—
Total operating expenses	4,990,051	(351,052)	—	(755,096)	26,740	3,910,643

Operating (loss) income	(51,092)	350,330	—	755,096	(26,740)	1,027,594

Interest expense, net	(448,463)	2,928	—	—	—	(445,535)
Foreign exchange loss, net	(443,977)	—	443,977	—	—	—
Other (expense) income, net	(33,393)	1,568	—	—	35,420	3,595
Total non-operating expenses	(925,833)	4,496	443,977	—	35,420	(441,940)

(Loss) income before (benefit from) provision for income taxes	(976,925)	354,826	443,977	755,096	8,680	585,654

(Benefit from) provision for income taxes (a) (b) (c)	(29,414)	368,780	26,559	12,019	(88,161)	289,783

Net (loss) income	(947,511)	(13,954)	417,418	743,077	96,841	295,871

Less: Net income attributable to non-controlling interests	121,065	102	—	—	—	121,167

Net (loss) income attributable to IGT PLC	(1,068,576)	(14,056)	417,418	743,077	96,841	174,704

Net (loss) income per common share - diluted	(5.26)					0.86
Weighted-average shares - diluted (d)	203,130					203,504

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) As Reported includes a net $103.6 million one-time, non-cash income tax benefit related to the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) composed of (i) a $64.4 million non-cash income tax expense for the restatement of deferred tax assets and a $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting, both driven by the decrease in the income tax rate from 35% to 21% and (ii) a $71.2 million non-cash income tax expense in 2017 associated with unremitted foreign earnings. Separate from the Tax Act, As Reported includes a $73.3 million one-time, non-cash tax expense for the write-off of a deferred tax asset related primarily to unrealized foreign exchange losses.

(c) As Adjusted excludes the $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting and the $73.3 million one-time, non-cash tax expense for the write-of of a deferred tax asset related primarily to unrealized foreign exchange losses.

(d) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended December 31	Q4 ‘18	Q4 ‘17	FX	Period Ended December 31	Q4‘18	Q4‘17	Change
Gaming
Total Revenue	632	664	-2%	Installed base (end of period)
Gaming Services	413	452	-6%	Casino	33,744	35,625	-5.3%
Terminal	312	331	-3%	VLT - Government Sponsored (ex-Italy)	19,208	18,019	6.6%
Social (DDI)	0	0	0%	VLT - Italy Supplier (B2B)	8,058	8,592	-6.2%
Other	100	121	-15%	Total installed base	61,010	62,236	-2.0%
Product Sales	220	212	6%	Yield (average revenue per unit per day)	$26.90	$27.49	-2.1%
Terminal	159	146	12%
Other	60	66	-7%	Additional Italian Network Details:
				VLT - Operator (B2C)	10,991	10,985	0.1%
Lottery				AWP	42,928	56,590	-24.1%
Total Revenue	547	559	0%
Lottery Services	530	511	6%	Machine units shipped
FMC	497	466	9%	New/Expansion	775	1,349	-42.6%
LMA	29	36	-19%	Replacement	11,215	9,511	17.9%
Other Services	3	9	-79%	Total machines shipped	11,990	10,860	10.4%
Product Sales	17	48	-63%
Terminal	(0)	2	NM	Global lottery same-store revenue growth
Systems/Other	17	47	-62%	Instants & draw games			4.7%
				Multistate Jackpots			122.7%
Other				Total lottery same-store revenue growth (ex-Italy)			16.9%
Total Revenue	87	122	-26%	Italy lottery revenue growth			6.0%
Service Revenue	87	110	-18%
Product Sales	0	12	NM

Consolidated
Revenue	1,266	1,346	-4%
Operating Income:
Segment Total	277	322	-12%
Purchase Accounting	(170)	(65)	-160%
Corporate Support	(67)	(63)	-10%
Total	41	194	-76%

Full Year Comparisons by Segment:

NORTH AMERICA GAMING & INTERACTIVE

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended December 31	2018	2017	FX	Period Ended December 31	2018	2017	Change
Gaming
Total Revenue	1,001	1,158	-13%	Installed base (end of period)
Gaming Services	622	781	-20%	Casino	23,108	22,807	1.3%
Terminal	420	488	-14%
Social (DDI)	0	111	-100%	Machine units shipped
Other	202	181	11%	New/Expansion	3,917	4,099	-4.4%
Product Sales	379	377	1%	Replacement	14,922	14,030	6.4%
Terminal	262	244	8%	Total machines shipped	18,839	18,129	3.9%
Other	117	133	-12%

Other
Total Revenue	2	(0)	NM
Service Revenue	2	(0)	NM

Total
Revenue	1,003	1,158	-13%
Operating Income	219	279	-21%

NORTH AMERICA LOTTERY

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended December 31	2018	2017	FX	Period Ended December 31	2018	2017	Change
Gaming
Total Revenue	154	162	-5%	Installed base (end of period)
Gaming Services	153	150	2%	VLT - Government Sponsored	14,939	15,294	-2.3%
Terminal	100	99	0%
Other	54	50	7%	Lottery same-store revenue growth
Product Sales	0	13	-97%	Instants & draw games			5.0%
				Multistate Jackpots			34.0%
Lottery				Total lottery same-store revenue growth			8.9%
Total Revenue	1,038	1,023	1%
Lottery Services	958	943	2%
FMC	697	660	6%
LMA	129	157	-18%
Other Services	131	126	4%
Product Sales	80	80	1%
Terminal	24	4	NM
Systems/Other	57	76	-25%

Total
Revenue	1,192	1,185	1%
Operating Income	297	289	3%

INTERNATIONAL

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended December 31	2018	2017	FX	Period Ended December 31	2018	2017	Change
Gaming
Total Revenue	417	472	-10%	Installed base (end of period)
Gaming Services	140	197	-27%	Casino	10,636	12,818	-17.0%
Terminal	54	51	11%	VLT - Government Sponsored	4,269	2,725	56.7%
Other	86	146	-41%	Total installed base	14,905	15,543	-4.1%
Product Sales	277	275	2%
Terminal	193	200	-2%	Machine units shipped
Other	84	75	12%	New/Expansion	1,880	1,756	7.1%
				Replacement	11,820	12,218	-3.3%
Lottery				Total machines shipped	13,700	13,974	-2.0%
Total Revenue	329	323	1%
Lottery Services	283	288	-2%	Lottery same-store revenue growth
FMC	222	206	7%	Instants & draw games			3.6%
Other Services	61	81	-25%	Multistate Jackpots			-1.4%
Product Sales	46	35	33%	Total lottery same-store revenue growth			3.3%
Systems/Other	46	35	33%

Other
Total Revenue	74	94	-21%
Service Revenue	73	72	1%
Product Sales	2	22	-93%

Total
Revenue	820	889	-7%
Operating Income	142	164	-13%

ITALY

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended December 31	2018	2017	FX	Period Ended December 31	2018	2017	Change
				(In € millions, except machines)
Gaming
Total Revenue	734	707	0%	Lottery
Gaming Services	733	706	0%	Lotto wagers	8,017	7,481	7.2%
Terminal	665	644	0%	10eLotto	5,728	5,160	11.0%
Other	68	62	6%	Core	1,877	2,011	-6.7%
Product Sales	1	1	-21%	Late Numbers	227	310	-26.9%
				MillionDAY	185	—	NM
Lottery
Total Revenue	793	721	6%	Scratch & Win Wagers	9,207	9,065	1.6%
Lottery Services	793	721	6%
FMC	991	912	5%	Italy lottery revenue growth			6.0%
Other Services	(198)	(191)	0%
Product Sales	0	0	0%	Gaming
				Installed base (end of period)
Other				VLT - Operator (B2C)	10,991	10,985	0.1%
Total Revenue	288	277	0%	VLT - Supplier (B2B)	8,058	8,592	-6.2%
Service Revenue	288	277	0%	AWP	42,928	56,590	-24.1%
Product Sales	0	0	0%	Total Installed Base	61,977	76,167	-18.6%

Total				Wagers
Revenue	1,815	1,705	3%	VLT - Operator (B2C)	5,838	5,543	5.3%
Operating Income	541	479	8%	AWP	3,717	3,949	-5.9%
				Interactive Wagers (Gaming)	1,890	1,745	8.3%

				Other
				Sports Betting Wagers (1)	988	959	3.1%
				Sports Betting Payout (%) (1)	82.4%	82.7%	-0.3pp

				(1) Includes Virtual Wagers and Pools & Horses

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended December 31	2018	2017	FX	Period Ended December 31	2018	2017	Change
Gaming
Total Revenue	2,306	2,501	-8%	Installed base (end of period)
Gaming Services	1,649	1,836	-11%	Casino	33,744	35,625	-5.3%
Terminal	1,239	1,284	-5%	VLT - Government Sponsored (ex-Italy)	19,208	18,019	6.6%
Social (DDI)	0	111	-100%	VLT - Italy Supplier (B2B)	8,058	8,592	-6.2%
Other	410	440	-7%	Total installed base	61,010	62,236	-2.0%
Product Sales	657	665	-1%	Yield (average revenue per unit per day)	$27.72	$29.26	-5.3%
Terminal	455	444	3%
Other	202	222	-9%	Additional Italian Network Details:
				VLT - Operator (B2C)	10,991	10,985	0.1%
Lottery				AWP	42,928	56,590	-24.1%
Total Revenue	2,161	2,067	3%
Lottery Services	2,034	1,952	3%	Machine units shipped
FMC	1,910	1,778	5%	New/Expansion	5,797	5,855	-1.0%
LMA	129	157	-18%	Replacement	26,742	26,248	1.9%
Other Services	(4)	17	-80%	Total machines shipped	32,539	32,103	1.4%
Product Sales	127	115	11%
Terminal	25	4	NM	Global lottery same-store revenue growth
Systems/Other	102	111	-8%	Instants & draw games			4.8%
				Multistate Jackpots			28.5%
Other				Total lottery same-store revenue growth (ex-Italy)			7.6%
Total Revenue	364	371	-5%	Italy lottery revenue growth			6.0%
Service Revenue	363	349	1%
Product Sales	2	22	-93%

Consolidated
Revenue	4,831	4,939	-3%
Operating Income:
Segment Total	1,199	1,210	-3%
Purchase Accounting	(325)	(1,064)	69%
Corporate Support	(226)	(197)	-14%
Total	647	(51)